      Filed by Visual Networks, Inc.

      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934.

      Subject Company:  Visual Networks, Inc.

      Commission File No. 000-23699

[Visual Logo]

                             e-Business Supply Chain

                                 Enterprise/.com
                          Application Service Provider
                            Internet Service Provider
                            Network Service Provider

Service Providers are Integral to e-Business      Service Quality is Fundamental

[Visual Logo]

                                 Service Quality

Availability + Performance
Why?

      Competition is a Click Away
      Lost Eyeballs
      Lost Revenue
      Lost Productivity

[Visual Logo]

                          Service Management Hierarchy

------------------------------------------------------------------------------
Service Goal       Business Impact                            Market Segment
------------------------------------------------------------------------------
Cost               How are the resources being               Service Planning
                   used?                        [graphic]    Service Policy
                   Who needs more resources?
                   How are resource needs
                   changing?
------------------------------------------------------------------------------
Performance        How well is the service      [graphic]    Systems
                   performing?                               Performance
                   Why is response time slow?                Network
                   Who/what is impacted by                   Performance
                   poor performance?                         Application
                                                             Performance
------------------------------------------------------------------------------
Availability       Is the service running?      [graphic]    Fault Management
                   Why not?                                  Event Management
                   Who/what is impacted?
------------------------------------------------------------------------------

[Visual Logo]

                          Explosive Market Opportunity

                     Internet Infrastructure Software Spending

            $7.3 B                        $29.1 B
            1998                          2003

Source:  International Data Corporation, October 1999
      Bank of America Securities, February 2000

[Visual Logo]

                                   Why Avesta?

Expands Service Management Portfolio
Expands Addressable Market
Next Generation Technology

[Visual Logo]

                                    Avesta...

Expands Service Management Portfolio

      Fault & Event Management
      Application Monitoring
      Server & Mainframe Monitoring

[Visual Logo]

                                    Avesta...

Expands Addressable Market
      Enterprise
      .com
      Application Service Providers

[Visual Logo]

                                    Avesta...

Next Generation Technology

      Scalable
      Network, Systems, and Applications Availability
      Easy to Deploy
      Business Impact Analysis
      Tightly Integrated Discovery & Root Cause

[Visual Logo]

                           Visual's Product Portfolio

--------------------------------------------------------------------------
Service Goal             Market Segment
--------------------------------------------------------------------------
Cost                     Visual UpTime            [graphic]
--------------------------------------------------------------------------
                         Visual UpTime
                         Visual IP InSight
Performance              e Watcher/e390           [graphic]
--------------------------------------------------------------------------
                         Visual Trinity
Availability             e Watcher /e390          [graphic]
--------------------------------------------------------------------------

[Visual Logo]

                            Visual in the e-Business

                                  Supply Chain

----------------------------------------------------------------------------
Cost                     Enterprise/.com            Fed-Ex
Performance                                         Citibank
Availability                                        Amazon
----------------------------------------------------------------------------
                         Application Service        Exodus
                         Provider                   Alltel
                                                    USI
----------------------------------------------------------------------------
                         Internet Service           Concentric
                         Provider                   Mindspring
                                                    Prodigy
----------------------------------------------------------------------------
                         Network Service Provider   AT&T
                                                    MCI
                                                    Spring
----------------------------------------------------------------------------

[Visual Logo]

                              The Visual Advantage

--------------------------------------------------------------------------
                 Visual         Muse           Concord        Netscout
--------------------------------------------------------------------------
Enterprise/.com  Performance                   Performance    Performance
                 Availability                  Cost
                 Cost
--------------------------------------------------------------------------
Application      Performance                   Performance    Performance
Service          Availability                  Cost
Provider         Cost
--------------------------------------------------------------------------
Internet         Performance    Availability
Service          Availability
Provider         Cost
--------------------------------------------------------------------------
Network          Performance    Availability
Service          Availability
Provider         Cost
--------------------------------------------------------------------------

[Visual Logo]

                          Historical Quarterly Revenue

            [a chart showing Q1'97 through Q4'99 revenue appears here]

[Visual Logo]

                            Pro Forma Annual Revenue

[a chart showing pro forma annual revenue from 1995 through 2001E appears here]

Visual Networks will be filing a proxy statement/prospectus and other relevant documents relating to the proposed acquisition with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus, together with any amendments to it and any other relevant documents filed by Visual Networks, when they become available because they will contain important information. Investors can obtain these and any other documents filed by Visual Networks with the Securities and Exchange Commission without charge at the Internet web site of the Securities and Exchange Commission at http://www.sec.gov. In addition, any documents that may be incorporated by Visual Networks by reference in the proxy statement/prospectus will be available without charge from Visual Networks as will be described in the proxy statement/prospectus. You should read the proxy statement/prospectus carefully before making a decision concerning the proposed acquisition.